HypoVereinsbank

Member of UniCredit Group

RECEIVED JUL 09 2007 SEC MAIL PROCESSING WASH. DC SECTION 186

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

CFI - Investor Relations
Kaevan Gazdar
80311 Munich
Telephone (089)378-26859
Telefax (089)378-24083

Munich, June 29th, 2007

SUPPL

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ Hypotheken Und Wechsel Bank („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated June 29th, 2007 commenting on HypoVereinsbank divests its holding in Munich Re

You will receive the items listed above in both the German and the English language.

07025105

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: [signature]
Name: Dr. Regine Angermeyer-Naumann
Title: Head of Investor Relations

By: [signature]
Name: Kaevan Gazdar
Title: IR Manager

dw 7/11

Enclosures

82-3777

INVESTOR RELATIONS RELEASE **JUNE 29, 2007**

HypoVereinsbank divests its holding in Munich Re

Bayerische Hypo- und Vereinsbank AG has completely divested its remaining stake in Munich Re, equal to about 2.2% of the voting rights. The divestment was carried out in line with the termination of a derivative programme. HVB thereby realized a disposal gain in the low three-digit million euro range.

With this step, HVB continues its ongoing strategy to adjust of its financial holdings. The successful and mutually beneficial cooperation with Munich Re and Ergo is not affected and will be continued.

Investor Relations-Team:
Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602
Fax ☎ +49-89-378 24083
Web Site: http://www.hvb.com/ir

82-3777

HypoVereinsbank Member of UniCredit Group

INVESTOR RELATIONS RELEASE **29. JUNI 2007**

HypoVereinsbank baut Beteiligung an Münchener Rück ab

Die Bayerische Hypo- und Vereinsbank AG hat ihren verbliebenen Anteil an der Münchener Rückversicherungsgesellschaft in Höhe von ca. 2,2 % der Stimmrechte vollständig abgebaut. Der Abbau erfolgte im Rahmen eines ausgelaufenen Optionsprogrammes. Die HVB konnte dabei einen Veräußerungsgewinn im niedrigen dreistelligen Millionenbereich erzielen.

Mit dieser Maßnahme setzte die HVB ihre Strategie des Abbaus ihrer Finanzbeteiligungen fort. Die erfolgreiche Zusammenarbeit zwischen HVB, Münchener Rück und ERGO bleibt hiervon unberührt und soll auch in Zukunft fortgesetzt werden.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602

Fax ☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

END